UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 20, 2005

Comission File Number: 33398141

Burns, Philp & Company Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Australia ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Level 23 56 Pitt Street Sydney NSW 2000 Australia
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

                                             BURNS, PHILP & COMPANY LIMITED
                                             ABN 65 000 000 359

                                             LEVEL 23, 56 PITT STREET
                                             SYDNEY  NSW  2000
                                             GPO BOX 543
                                             SYDNEY  NSW  2001
                                             AUSTRALIA

                                             TEL: NATIONAL (02) 9259 1111
                                             TEL: INT’L +61 (2) 9259 1111
                                             FAX: (02) 9247 3272

20 January 2005

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY  NSW  2000

Dear Mr Gates

Goodman Finance Limited 2011 Capital Notes

I attach a copy of an announcement made to the New Zealand Exchange Limited today by a wholly owned subsidiary of the Company, Goodman Finance Limited, in relation to an interest payment to holders of the 2011 Capital Notes.

The 2011 Capital Notes are one of two series of NZ$212,500,000 Capital Notes, which were issued by Goodman Finance Limited from 5 May 2003 to 27 June 2003.

Yours sincerely

/s/ Helen Golding

HELEN GOLDING
Company Secretary / Group Legal Counsel

Encl
________________________________________________________________________________

                                             GOODMAN FINANCE LIMITED

                                             REGISTERED ADDRESS:
                                             3RD FLOOR, GOODMAN FIELDER HOUSE
                                             CNR SPRINGS & EAST TAMAKI ROADS
                                             EAST TAMAKI
                                             AUCKLAND
                                             NEW ZEALAND

                                             CONTACT DETAILS:
                                             GPO BOX 543
                                             SYDNEY  NSW  2001
                                             AUSTRALIA
                                             TEL: +612 9259 1111
                                             FAX: +612 9247 3272

20 January 2005

Market Information Services Section
New Zealand Exchange Limited
Level 9, ASB Bank Tower
2 Hunter Street
WELLINGTON
NEW ZEALAND

Goodman Finance Limited 2011 Capital Notes

Please find attached the Appendix 7 pursuant to Listing Rule 7.12.2 in relation to the next interest payment to be made to holders of the 2011 Capital Notes.

The 2011 Capital Notes are one of two series of NZ$212,500,000 Capital Notes, which were issued by Goodman Finance Limited from 5 May 2003 to 27 June 2003.

Yours faithfully

/s/ Helen Golding

HELEN GOLDING
Company Secretary / Group Legal Counsel
Burns, Philp & Company Limited

Encl
_______________________________________________________________________________

APPENDIX 7 - NZX CONDUCT RULES                           TO FAX ++64-4-473-1470

Notice of event affecting securities
New Zealand Stock Exchange Listing Rule 7.12.2.
For rights, Listing Rules 7.10.9 and 7.10.10.
For change to allotment, Listing Rule 7.12.1, a separate advice is required.

Number of pages including this one (Please provide any other relevant details
additional pages)             1

Full name of Issuer GOODMAN FINANCE LIMITED
Name of officer authorised to make this notice     HELEN GOLDING
Authority for event,e.g. Directors' resolution     The Capital Notes Trust Deed
dated 30 April 2003

Contact phone number      (612) 9259 1371
Contact fax number        (612) 9247 3272
Date         20/01/2005
                                 ____________________

Nature of Event (mark box as appropriate)
Bonus Issue [ ]
If ticked, state whether:  Taxable [ ] /Non Taxable [ ] Conversion [ ] Interest
[X] Rights Issue Renouncable [ ] Rights Issue non-renouncable [ ] Capital change[ ] Call [ ] Dividend [ ] If ticked, state whether: Interim [ ] Full year
[ ] Special [ ]
                                 ____________________

EXISTING securities affected by this
(If more than one security is affected by the event, use a separate form.)
Description of the class of securities  2008 CAPITAL NOTES GFL010
ISIN                                    NZGFLD 0002S8  (If unknown, contact NZX)
                                 ____________________

Details of securities issued pursuant to this event
(If more than one class of security is to be issued, use a separate form for each class.)
Description of the class of securities             N/A
ISIN          N/A   (If unknown, contact NZX)
Number of Securities to be issued following event  N/A
Minimum Entitlement                                N/A
Ratio, e.g. 1 for 2                                [ ] for [ ]
Conversion, Maturity, Call Payable or Exercise Date  N/A (Enter N/A if not
applicable)
Treatment of Fractions                             N/A
Strike price per security for any issue in lieu or
date Strike Price available                        N/A
Tick if pari passu [ ] or provide an explanation of the ranking   N/A
                                 ____________________

Monies Associated with Event
(Dividend payable, Call payable, Exercise price, Conversion price, Redemption price, Application money.)
In dollars and cents
Amount per security                               9.95% INTEREST RATE
Currency                                          NZD
Total monies                                      965,548.00
Source of payment                                 N/A

Supplementary dividend details - Listing Rule 7.12.7:
Amount per security in dollars and cents          $ N/A
Date Payable                                      N/A
                                 ____________________

Taxation
In the case of a taxable bonus issue state strike price     N/A
Amount per Security in Dollars and cents to six decimal places:
Resident Withholding Tax                          N/A
Credits (Give details)                            $ N/A
                                 ____________________

Timing  (Refer Appendix 8 in the Listing Rules)

Record Date 5pm
For calculation of entitlements -
must be the last business day of a week           Friday 04 February 2005

Notice Date
Entitlement letters, call notices, conversion notices mailed    N/A

Application Date
Also, Call Payable, Dividend/Interest Payable,
Exercise Date, Conversion Date.  In the case
of applications this must be the last business
day of the week                                   15/02/05 - interest payable

Allotment Date
For the issue of new securities.
Must be within 5 business days of record date.    N/A
                                 ____________________

OFFICE USE ONLY                                                         N Z X
Ex Date:
Commence Quoting Rights:                          Security Code:
Cease Quoting Rights 5pm:
Commence Quoting New Securities:                  Security Code:
Cease Quoting Old Security 5pm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Burns, Philp & Company Limited

Date: January 20, 2005	By:	Helen Golding
	Name:	Helen Golding
	Title:	Company Secretary & Group Legal Counsel